SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Deltagen, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

24783R103

(CUSIP Number)

Ivy B. Dodes

Credit Suisse First Boston

11 Madison Avenue

New York, New York 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 23, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would later disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 24783R103

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER See Item 5 8 SHARED VOTING POWER See Item 5 9 SOLE DISPOSITIVE POWER See Item 5 10 SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON BK, HC

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Item 1—Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Deltagen, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 740 Bay Road, Redwood City, California 94063.

Item 2—Identity and Background

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D is being filed by Credit Suisse First Boston (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the “Reporting Person”). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation. The address of CSFBI’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware Corporation corporation and holding company. Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company, is a registered broker-dealer and the successor company of Credit Suisse First Boston Corporation (“CSFBC”). CSFB LLC affects trades in many companies, including the Company. CSFB-USA is the sole member of CSFB LLC. The address of the principal business and office of each of CSFB-USA, and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit (the “Credit Suisse Financial Services business unit”). CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of Common Stock to which this Statement relates and

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such shares are not reported in this Statement. CSG disclaims beneficial ownership of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Common Stock beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

DLJ ESC II, L.P. (“ESC II”), Sprout Capital VIII, L.P. (“Sprout VIII”), Sprout CEO Fund, L.P. (“Sprout CEO”) and Sprout Venture Capital, L.P. (“Sprout VC”) are Delaware limited partnerships which make investments for long term appreciation.

DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly owned subsidiary of CSFB-USA, acts as a venture capital partnership management company. DLJCC is also the managing general partner of Sprout VIII, Sprout VC and Sprout CEO and, as such, is responsible for their day to day management. DLJCC makes all of the investment decisions on behalf of Sprout VC and Sprout CEO. DLJCC, ESC II, Sprout VIII, Sprout CEO Fund and Sprout VC are collectively referred to as the “Purchasing Entities.”

DLJ Associates VIII, L.P. (“DLJ Associates VIII”), a Delaware limited partnership, is a general partner of Sprout VIII and, in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout VIII. DLJ Capital Associates VIII, Inc. (“DLJ Capital Associates VIII”), a Delaware corporation and a wholly-owned subsidiary of DLJCC, is the managing general partner of DLJ Associates VIII.

DLJ LBO Plans Management Corporation (“DLJLBO”), a Delaware corporation, is the managing general partner of ESC II and, as such, is responsible for its day-to-day management. DLJLBO makes all of the investment decisions on behalf of ESC II. DLJLBO is a wholly owned subsidiary of Credit Suisse First Boston Private Equity, Inc. (“CSFBPE”), a Delaware corporation, which is a wholly-owned subsidiary of CSFB-USA.

The Purchasing Entities, DLJLBO, CSFBPE, DLJ Associates VIII and DLJ Capital Associates VIII are collectively referred to as the “CSFB Entities.”

The Reporting Person, CSFBI, CSFB-USA and DLJCC may be deemed to beneficially own 30,000 shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days held by Philippe Chambon, M.D., Ph.D., a member of the Board of Directors of the Company and a managing director of DLJCC, general partner of DLJ Associates VIII and vice president of DLJ Capital Associates VIII. The Reporting Person may also be deemed to beneficially own from time to time shares of Common Stock acquired in ordinary course trading activities by CSFB LLC.

The name, business address, citizenship, title of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFBPE, CSFB LLC and those CSFB Entities that are corporations are set forth on Schedules A-1 through Schedules A-8 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past (5) years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-8 attached hereto,

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has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

Under the terms of the coordinated settlement:

•	CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•	CSFBC has adopted and is implementing revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations, and enhanced supervisory procedures, which may include the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

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The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On November 26, 1996, the SEC brought a civil action in federal court in California against CS First Boston Corporation (“CS First Boston”) CSFBC and two former employees of its public finance department relating to CS First Boston CSFBC’s role as lead underwriter of a September 1994 Orange County pension obligation bond (“POB”) financing, which the county completed 10 weeks prior to its bankruptcy. The SEC alleged that the Official Statement misrepresented and omitted material facts about the Orange County Investment Pool, including the Pool’s investment strategy, the risks of that strategy and the Pool’s investment losses, and it sought to hold CS First Boston CSFBC responsible for the alleged omissions and misrepresentations. The complaint alleged violations of certain anti-fraud provisions, including Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 15B(c)(1) of the Exchange Act, and MSRB Rule G-17. CS First Boston CSFBC filed its answer to the complaint on January 13, 1997, in which it denied all allegations of misconduct and asserted twelve affirmative defenses.

On January 29, 1998, the lawsuit was dismissed with prejudice, upon the consent of the SEC, CS First Boston CSFBC and the individual defendants, as part of an out-of-court settlement of this matter. Also pursuant to that settlement, CS First Boston CSFBC and the individual defendants, without admitting or denying liability, consented to the entry of a SEC administrative order finding negligence-based violations of Sections 17(a)(2) and (a)(3) of the Securities Act and MSRB Rule G-17. CS First Boston and the two individuals agreed to pay monetary penalties of $800,000, $35,000 and $35,000 respectively. The SEC administrative order contained no allegation or finding of any fraudulent, intentional or reckless misconduct by CS First Boston CSFBC or any of its current or former employees.

Item 3—Source and Amount of Funds or Other Consideration

The Purchasing Entities acquired from the Company an aggregate of 5,224,491 shares of Series B Preferred Stock in July 1998 at a purchase price of $1.53 per share (on a split-adjusted basis) for aggregate consideration of $8,000,001. In that transaction, DLJCC purchased 69,486 shares, ESC II purchased 442,904 shares, Sprout VIII purchased 4,426,399 shares, Sprout CEO Fund purchased 20,118 shares and Sprout VC purchased 265,584 shares.

The Purchasing Entities acquired from the Company an aggregate of 1,596,169 shares of Series C Preferred Stock in January 2000 at a purchase price of $3.13 per share (on a split-adjusted basis) for aggregate consideration of $5,000,000. In that transaction, DLJCC purchased 21,229 shares, ESC II purchased 135,314 shares, Sprout VIII purchased 1,352,339 shares, Sprout CEO purchased 6,146 shares and Sprout VC purchased 81,141 shares. Effective upon the consummation of the initial public offering of the Common Stock in August 2000 (the “IPO”), each share of Preferred Stock of the Company then outstanding was converted into one share of Common Stock.

On October 2, 2001, the Purchasing Entities other than Sprout VIII transferred all of the shares of Common Stock then held by them to Wells Fargo Bank Indiana, N.A., as voting trustee (the “Trustee”) of the voting trust (the “Voting Trust”) described in Item 6 below. Sprout VIII transferred 4,500,000 of the 5,778,737 shares then held by it to the Trustee.

On May 23, 2002, the Company completed a private placement of 5,543,822 shares of Common Stock at a price of $4.57 per share, in which the Purchasing Entities purchased an aggregate of 1,750,546 shares for aggregate consideration of $7,999,995. In the private placement, DLJCC purchased 23,282 shares, ESC II purchased 139,040 shares, Sprout VIII purchased 1,491,927 shares, Sprout CEO purchased 6,781 shares and Sprout VC purchased 89,516 shares. The shares were purchased pursuant to a Stock Purchase Agreement, dated May 15, 2002, a copy of which is attached as Exhibit 4 hereto and incorporated herein by reference.

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As of February 28, the Reporting Person, CSFBI and CSFB-USA may be deemed to beneficially own, through the Purchasing Entities, shares held by CSFB LLC in proprietary program trading accounts and options held by Dr. Chambon, 8,609,301 shares of Common Stock.

The funds used by the Purchasing Entities that are limited partnerships to purchase the Common Stock and Preferred Stock described above were obtained by such entities from capital contributions by their partners and from the available funds of such entities. The funds used by DLJCC to purchase the Common Stock and Preferred Stock described above were obtained from working capital of DLJCC and its affiliates.

Item 4—Purpose of Transaction

The Purchasing Entities purchased the shares of Common Stock and Preferred Stock for general investment purposes. The Purchasing Entities retain the right to change their investment intent. In connection with the Purchasing Entities’ purchases of Series B Preferred Stock and Series C Preferred Stock, and pursuant to a Voting Agreement entered into in connection therewith, Dr. Chambon, a managing director of DLJCC, general partner of DLJ Associates VIII and vice president of DLJ Capital Associates VIII, was designated a director of the Company. The Voting Agreement terminated upon the closing of the IPO.

The Reporting Person intends to review from time to time the Company’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Person may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares of Common Stock or other securities through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares of Common Stock or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

Except as set forth herein or attached hereto, none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-8 attached hereto, have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5—Interest in Securities of the Issuer

(a)    Based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, there were 40,936,370 shares of Common Stock outstanding as of August 9, 2002.

As of February 28, 2003, DLJCC directly owns an aggregate of 23,282 shares of Common Stock, beneficially owns an aggregate of 90,713 shares of Common Stock held in the Voting Trust, and as the managing general partner of Sprout VIII, Sprout CEO and Sprout VC, may be deemed to beneficially own an additional 7,739,948 shares of Common Stock, which represents in the aggregate approximately 19.2% of the outstanding Common Stock.

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As of February 28, 2003, ESC II beneficially owns, and DLJLBO, as its general partner, and CSFBPE, as the controlling entity of DLJLBO, may be deemed to beneficially own, an aggregate of 717,258 shares of Common Stock, including 578,218 shares held in the Voting Trust, which represents in the aggregate approximately 1.8% of the outstanding Common Stock.

As of February 28, 2003, Sprout VIII beneficially owns, and DLJ Associates VIII, as its general partner, and DLJ Capital Associates VIII, as the controlling entity of DLJ Associates VIII, may be deemed to beneficially own, an aggregate of 7,270,664 shares of Common Stock, including 4,500,000 shares held in the Voting Trust, which represents approximately 17.8% of the outstanding Common Stock.

As of February 28, 2003, Sprout CEO beneficially owns an aggregate of 33,044 shares of Common Stock, including 26, 263 shares held in the Voting Trust, which represents approximately 0.1% of the outstanding Common Stock.

As of February 28, 2003, Sprout VC beneficially owns an aggregate of 436,240 shares, including 346,724 shares held in the Voting Trust, which represents approximately 1.1% of the outstanding Common Stock.

As of February 25, 2003, CSFB LLC owns an aggregate of 8,100 shares in proprietary program trading accounts, which represents approximately 0.0% of the outstanding Common Stock.

As of February 28, 2003, the Reporting Person, CSFBI and CSFB-USA may be deemed to beneficially own an aggregate of 8,609,301 shares of Common Stock, which represents approximately 21.0% of the outstanding Common Stock, including (i) 8,571,201 shares beneficially owned by the Purchasing Entities as described above, (ii) 8,100 shares acquired by CSFB LLC in ordinary course trading activities, and (iii) 30,000 shares subject to options that are currently exercisable or exercisable within 60 days held by Dr. Chambon, a managing director of DLJCC, general partner of DLJ Associates VIII and vice president of DLJ Capital Associates VIII, who serves on the Company’s Board of Directors.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC or any of the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-8 attached hereto, beneficially owns any Common Stock.

(b)    There is shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, as to all shares of Common Stock referenced in paragraph 5(a).

(c)    To the best knowledge of the Reporting Person, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-8 attached hereto, has effected any transactions in the Common Stock during the past 60 days.

(d)    No person is known by the Reporting Person to have such right or power with respect to shares of Common Stock beneficially owned by the Reporting Person, CSFBI, CSFB-USA or the CSFB Entities.

Under the terms of the Voting Trust Agreement described in Item 6 below, the Trustee is to deliver any distributions (other than shares of Common Stock) received from the Company to the Purchasing Entities beneficially owning the shares of Common Stock subject to the Voting Trust. Dividends of shares of Common Stock will be held by the Trustee and become subject to the Voting Trust.

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(e)    Inapplicable.

Item 6—Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Purchasing Entities are parties to an Investors’ Rights Agreement, dated as of May 27, 1999, by and between the Company and the holders of (or of warrants to purchase) the Company’s Series A Preferred Stock and Series B Preferred Stock listed on Schedule A thereto (the “Initial Investors’ Rights Agreement”). Pursuant to the Initial Investors’ Rights Agreement, the stockholders party thereto have certain demand and piggy-back registration rights under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Common Stock received or receivable by them upon conversion of the Series A Preferred Stock and Series B Preferred Stock (“Registrable Securities”). Upon the request of holders of at least 30% of the then-outstanding Registrable Securities, the Company must file a registration statement to register such securities, provided that the anticipated aggregate proceeds of the offering are at least $5 million. In addition to the foregoing, each holder of Registrable Securities has the right to require registration on Form S-3, provided the minimum anticipated aggregate proceeds are at least $1.5 million. If the Company at any time proposes to register any of its securities under the Securities Act, either for its own account or that of other stockholders (other than specified registrations such as those on Form S-4 or Form S-8), the holders of Registrable Securities are entitled to notice of and the opportunity to include their shares in such registration. All of these registration rights are subject to customary conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration, and the right of the Company to delay filing a registration statement if it would be seriously detrimental to the Company or its stockholders. All expenses incurred in connection with such registrations (other than underwriters’ discounts and commissions, but including the fees and disbursements of Company counsel) will be borne by the Company. The selling stockholders will bear the cost of underwriters’ discounts and commissions with respect to their shares. The Investors’ Rights Agreement contains customary cross-indemnification obligations. Registration rights terminate as to each holder of Registrable Securities upon the earlier to occur of (i) August 2, 2005 and (ii) the time at which such holder is able to sell all of such holder’s Registrable Securities under Rule 144 under the Securities Act within a single three month period.

The Purchasing Entities are parties to another Investors’ Rights Agreement, dated as of January 21, 2000 (the “Subsequent Investors’ Rights Agreement”), by and between the Company and the holders of the Company’s Series C Preferred Stock listed on Schedule A thereto. This agreement contains substantially similar terms as those contained in the Initial Investors’ Rights Agreement described above.

The Purchasing Entities and the Trustee are parties to a Voting Trust Agreement, dated as of October 2, 2001. Pursuant to the Voting Trust Agreement, the Purchasing Entities agreed to transfer shares of Common Stock beneficially owned by them to the Trustee, as trustee for the Voting Trust. The Trustee is obligated to vote these shares as it in its sole judgment believes to be in the best interest of the stockholders of the Company, subject to the requirement that it vote the shares to prevent the election of more than one affiliate of CSFB LLC as a director of the

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Company. The Purchasing Entities retain all economic rights pertaining to the shares of Common Stock subject to the Voting Trust, and discretion to transfer such shares except in the case of transfers to affiliates of CSFB LLC. The Voting Trust terminates on the earliest of (i) October 2, 2011, (ii) the written election of CSFB LLC or beneficial owners of the shares subject to the Voting Trust holding not less than 50% of such shares, provided that (a) immediately after giving effect to such termination either (1) all affiliates of CSFB LLC hold less than 5% of the total fully diluted number of shares of Common Stock then outstanding, or (2) no affiliate of CSFB LLC has the right to become an officer or a director of the Company, and (b) the Trustee receives a legal opinion stating that, immediately after giving effect to the termination CSFB LLC will not be an “affiliate” of the Company as defined under Rule 144 under the Securities Act, and (iii) the transfer of all shares subject to the Voting Trust.

The Purchasing Entities are parties to a Stock Purchase Agreement, dated as of May 15, 2002, among the Company and the investors listed on Exhibit A thereto. The Stock Purchase Agreement contains registration rights obligating the Company to file a shelf registration statement covering the resale of the securities purchased pursuant to the Agreement. All expenses incurred by the Company in complying with its registration obligations (other than any underwriters’ discounts and commissions, but including the fees and disbursements of Company counsel) will be borne by the Company. The selling stockholders will bear the cost of any underwriters’ discounts and commissions with respect to their shares. The registration provisions of the Stock Purchase Agreement contain customary cross-indemnification obligations. The Company is obligated to pay each investor liquidated damages in an amount equal to 1.0% per month of the aggregate purchase price paid by such investor for the registrable securities then available for sale under the registration statement if the Company fails to keep the registration statement effective, other than during up to three permitted suspension periods in any twelve month period of not more than 45 days each or 90 days in the aggregate.

On April 26, 2001, the Company granted Dr. Chambon an option to purchase 5,714 shares of Common Stock at an exercise price of $5.00 per share, which vested ratably on a monthly basis over a period of one year, commencing on the date of grant, and expires on April 26, 2011. On June 5, 2001, the Company granted Dr. Chambon an option to purchase 9,286 shares of Common Stock at an exercise price of $12.31 per share, which vested ratably on a monthly basis over a period of one year, commencing on April 26, 2001, and expires on June 5, 2011. On June 5, 2001, the Company granted Dr. Chambon an option to purchase 45,000 shares of Common Stock at an exercise price of $12.31 per share, which vests ratably on a monthly basis over a period of three years, commencing on April 26, 2002, and expires on June 5, 2011. All of the foregoing options were granted under the Company’s 2000 Stock Incentive Plan.

The foregoing descriptions of, and references to, the Initial Investors’ Rights Agreement, the Subsequent Investors’ Rights Agreement, the Voting Trust Agreement, the Stock Purchase Agreement and the Company’s 2000 Stock Incentive Plan are qualified in their entirety by reference to the applicable agreements, copies of which are filed as Exhibits 1, 2, 3, 4 and 5 hereto, respectively, and are incorporated herein by reference.

Except for the agreements described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees,

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joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7—Material to be Filed as Exhibits

Exhibit 1

Investors’ Rights Agreement, dated as of May 27, 1999, by any between the Company and the investors listed on Schedule A thereto (previously filed with the SEC as Exhibit 4.2 to, and incorporated herein by reference from, the Company’s Registration Statement on Form S-1, filed on April 13, 2000, File Number 333-34668).

Exhibit 2

Investors’ Rights Agreement, dated as of January 21, 2000, by any between the Company and the investors listed on Schedule A thereto (previously filed with the SEC as Exhibit 4.3 to, and incorporated herein by reference from, the Company’s Registration Statement on Form S-1, filed on April 13, 2000, File Number 333-34668).

Exhibit 3

Voting Trust Agreement, dated as of October 2, 2001, by and among the Purchasing Entities and the Trustee (previously filed with the SEC as Exhibit 1 to, and incorporated herein by reference from, the Schedule 13G of Wells Fargo & Company, filed on February 20, 2002).

Exhibit 4

Stock Purchase Agreement, dated as of May 15, 2002, among the Company and the investors listed on Exhibit A thereto (previously filed with the SEC as Exhibit 4.4 to, and incorporated herein by reference from, the Company’s Registration Statement on Form S-3, filed on May 20, 2002, File Number 33-88686).

Exhibit 5

2001 Stock Incentive Plan of the Company (previously filed with the SEC as Exhibit 10.2.1 to, and incorporated herein by reference from, the Company’s Registration Statement on Form S-1, filed on April 13, 2000, File Number 333-34668).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2003	CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the investment banking business of the Credit Suisse First Boston business unit

	By:	/s/ IVY B. DODES

Name: Ivy B. Dodes Title: Managing Director

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SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of the Reporting Person. The business address of the Reporting Person is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, Chairman	United States

Christopher Carter	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Europe	Great Britain

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Co-President, Institutional Securities	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Chairman of CSFB	United States

Thomas R. Nides	Eleven Madison Avenue New York, NY 10010 USA	Chief Administrative Officer	United States

Hector W. Sants	One Cabot Square London, England	Chief Executive Officer and Assistant Vice Chairman of European Region	Great Britain

Richard E. Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Chief Risk Officer of Credit Suisse Group	United States

Adebayo Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Investment Banking	Nigeria

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Technology, Operations and Product Control	United States

Brian Finn	Eleven Madison Avenue New York, NY 10010 USA	Member of CSFB Office of the Chairman	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Global General Counsel and Vice Chairman to Oversee Research and Legal and Compliance Departments	United States

Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Chairman and Chief Executive Officer of the Asia-Pacific Region	United States

Michael Clark	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States

Bennett J. Goodman	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Merchant Banking and Leverage Finance	United States

James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

(Page 13 of 21 Pages)

Name	Business Address	Title	Citizenship
James E. Kreitman	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Vice Chairman and Head of Financial Services Division	United States

Jerry Wood	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

Barbara A. Yastine	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

(Page 14 of 21 Pages)

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

CREDIT SUISSE FIRST BOSTON, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States

David C. Fisher, M.D.	Eleven Madison Avenue New York, NY 10010 USA	Managing Director, Chief Accounting Officer and Controller	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Credit Officer	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

David C. O’Leary	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Nigeria

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

(Page 15 of 21 Pages)

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

CREDIT SUISSE FIRST BOSTON (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Head of Securities Division and Board Member	United States

Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Managing Director and Head of Global Investment Banking	Nigeria

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Managing Director and Head of Financial Services Division	United States

Barbara A. Yastine	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Andrew B. Federbusch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Luther L. Terry, Jr.	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

(Page 16 of 21 Pages)

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS

OF

CREDIT SUISSE FIRST BOSTON LLC

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	Manager, President and Chief Executive Officer	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Manager, Chief Financial Officer	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Manager	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Manager, Managing Director	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Manager, Managing Director	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

(Page 17 of 21 Pages)

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS

OF

CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Lawrence M.v.D. Schloss	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chief Executive Officer	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer—Funds Management	United States

(Page 18 of 21 Pages)

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS

OF

DLJ LBO PLANS MANAGEMENT CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States

Joseph F. Huber	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

David C. O’Leary	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President and Controller	United States

Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Craig L. Slutzkin	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

(Page 19 of 21 Pages)

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS

OF

DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Corporation. The business address of DLJ Capital Corporation is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Keith B. Geeslin	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Chairman and Managing Director	United States

Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States

Stephen M. Diamond	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Kathleen LaPorte	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Alexander Rosen	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	France

(Page 20 of 21 Pages)

SCHEDULE A-8

EXECUTIVE OFFICERS AND DIRECTORS

OF

DLJ CAPITAL ASSOCIATES VIII, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Associates VIII, Inc. The business address of DLJ Capital Associates VIII, Inc. is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Keith B. Geeslin	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States

Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Vice President	France

(Page 21 of 21 Pages)